

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

September 14, 2015

<u>Via E-mail</u>
Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

  **Re: Pioneer Natural Resources Company
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 19, 2015
    File No. 1-13245**

Dear Mr. Dealy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director